

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

Via E-mail
Joseph L. Jackson
Chief Executive Officer
WageWorks, Inc.
1100 Park Place, 4th Floor
San Mateo, California 94403

Re: WageWorks, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 8, 2011
File No. 333-173709

Dear Mr. Jackson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 30

1. We have reviewed your response to comment 17 in our letter dated May 25, 2011. Please clearly disclose that the only difference between your pre-offering as reported net tangible book value and pre-offering pro forma net tangible book value relates to the reclassification of Lender Warrants from liability to equity. Please also quantify the impact of this conversion on your pre-offering as reported net tangible book value.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Significant Management Estimates, page 42

Valuation of Long-Lived Assets, page 43

2. We have reviewed your response to comment 18 in our letter dated May 25, 2011, in which you indicate that it is your belief you have only one reportable segment, operating segment, and reporting unit. Please tell us in greater detail why you believe you only have one reporting unit and no lower level "components". Although you indicate that you have a single management team that reports to the CODM and presents results at the entity level, please note that under ASC 350-20-35-34 a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Please specifically tell us whether or not your segment management regularly reviews any financial information below the segment level. If not, explain how management is able to effectively allocate resources and assess performance, including the performance of recent acquisitions, if they do not review any disaggregated financial results. In this regard, you should indicate the extent to which businesses you acquired are operated and/or integrated within the corporate structure or provide us whatever information you believe supports your position. We may have further comment.

3. We have reviewed your response to comment 19 in our letter dated May 25, 2011. Although we understand that there may be certain assets where the related cash flows cannot be distinguished at a revenue level, it is unclear why none of your long-lived assets are able to be tested at a level below the entity level. For example, your impairment testing methodology could be viewed as inconsistent with your method of determining amortizable lives of customer intangible assets. In this regard, your response to comment 54 in our letter dated May 25, 2011 indicates that you used cash flow forecasts in determining the fair value of acquired customer intangible assets relating to relationships and contracts with specific customers of acquirees. We are unclear why you cannot associate revenue cash flow streams with any long-lived asset. Please tell us in sufficient detail why you are unable to test any of your assets, including these customer-specific intangible assets, below the entity level.   An example of the types of long lived assets along with how such assets are used in relation to a revenue stream may be helpful to our understanding.

Stock-Based Compensation, page 45

4. We have reviewed your revised disclosures and response to comment 20 in our letter dated May 25, 2011 and have the following comments:

- We note that the valuations used in your Probability Weighted Expected Result Method allocation for June 30, 2010 and prior used the income approach as a weighted factor in valuing the standalone privately-held company scenario. Please tell us and consider disclosing why the income approach was not used for valuations subsequent to June 30, 2010.

- Please add a column to your stock option grant table on page 47 that presents the stock option fair value as of each grant date.

- We note your disclosure on page 45 that you estimate expected volatility of your stock option awards based on the implied volatility of comparable companies from a representative peer group. Please tell us and disclose why you use implied volatility as opposed to historical volatility or a combination of both methods.

Management, page 89

Director Compensation, page 95

5. We have reviewed your response to comment 27 in our letter dated May 25, 2011. It appears that the disclosure provided in "—Standard Compensation Arrangements for Non-Employee Directors" are for your standard director compensation arrangements following the offering. Please also disclose the standard compensation arrangements pursuant to which the directors received their fees disclosed in the table on page 95. See Item 402(k)(3) of Regulation S-K.

Executive Compensation, page 98

Peer Companies, page 100

Use of Peer Data, page 100

6. We have reviewed your response to comment 30 in our letter dated May 25, 2011. We note that you have disclosed how your named executive officers' base salary, short-term incentives and equity ownership compare against the data from the Peer Private Companies. Based on the disclosure in the paragraph following the table on page 101, it appears that the compensation committee also engaged in a similar comparison of such elements of compensation against data from the Peer Public Companies. Please revise your elements of compensation discussion to provide disclosure for the Peer Public Companies as you have provided for the Peer Private Companies with respect to your named executive officers' base salary, short-term incentives and long-term incentives or tell us why it is not appropriate to do so.

Long-Term Incentives (Equity Awards), page 105

7. We have reviewed your response to comment 33 in our letter dated May 25, 2011. Please disclose in this subsection the disclosure you provided in the first paragraph of such response with respect to how you determine revenue growth goal and your reliance on the Compensation Committee for determining whether such revenue growth goal has been met.

Consolidated Financial Statements , page F-1

Notes to Consolidated Financial Statements , page F-7

(2) Net Income (Loss) Per Share, page F-18

8. We have reviewed your response to comment 53 in our letter dated May 25, 2011 and your revised disclosure on page F-19. Please further revise the narrative immediately prior to your pro forma EPS table to indicate that the pro forma EPS figures also assume conversion of your Series C and E-1 preferred stock warrants into common stock warrants as of January 1, 2010. It also appears inconsistent that you are excluding amortization of the convertible debt discount from pro forma net income but not specifically showing the number of dilutive shares related to the debt conversion. You may want to remedy this inconsistency. Please also revise your disclosures to clarify for investors how you treated your convertible debt in the pro forma EPS computations. For example, it appears you are assuming the convertible debt was converted as of the beginning of the earliest period presented.

(9) Warrants, page F-25

9. We have reviewed your response to comment 56 in our letter dated May 25, 2011. We note that when you reclassified your Investor Warrants from liability to equity classification that you analyzed the warrants for beneficial conversion features using the date of reclassification as the measurement date and determined no beneficial conversion feature existed. Please explain in further detail why you used the modification date as the commitment date. Please also demonstrate to us how you determined a beneficial conversion feature did not exist.

(10) Redeemable and Convertible Preferred Stock, page F-27

10. We have reviewed your response to comment 57 in our letter dated May 25, 2011. In regards to your Series C preferred stock issuance, please clarify why you used a November 30, 2005 valuation of your common stock to determine the March 29, 2005 commitment date fair value of your common stock.

11. We have reviewed your response to comment 58 in our letter dated May 25, 2011, noting that you determine the estimated fair value of each series of redeemable preferred stock by using an independent appraisal firm. Please tell us in sufficient detail the methods and assumptions used by your independent appraisal firm in determining the fair value of your preferred stock.

(13) Income Taxes, page F-35

12. We have reviewed your response to comment 60 in our letter dated May 25, 2011, and note your revised disclosure that you have provided a valuation allowance for your net deferred tax assets "excluding certain indefinite lived intangible asset related timing difference." Please revise this disclosure throughout your filing to clarify your deferred tax asset position. Instead of this current disclosure, for example, consider disclosing that you have provided a valuation allowance on the majority of your deferred tax asset balance.

13. Considering permanent differences do not impact the calculation of deferred taxes and are never included in taxes payable to the government, please tell us why you include "Permanent items" in your page F-37 reconciliation of the statutory federal income tax rate to your effective tax rate.

(15) Related Party, page F-38

14. We have reviewed your response to comment 61 in our letter dated May 25, 2011. Please revise your disclosures to discuss the nature of the fees owed to you by the National Flex Trust and the reasons why you have not recognized the $360,000 amount. We expect that your disclosures would resemble the information provided in your response.

Exhibit 99.1 Significant Subsidiary Financial Statements

(3) Summary of Significant Accounting Policies, page 5

(c) Direct Expenses, page 6

15. We have reviewed your response to comment 67 in our letter dated May 25, 2011. Please include the direct expenses table provided in your response within your FBMC footnotes.

Exhibit 99.2 Unaudited Pro Forma Condensed Consolidated Financial Information

Note 3 – Pro Forma Adjustments

16. We have reviewed your response to comment 70 in our letter dated May 25, 2011. Please specifically identify the additional financings that have been assumed to be in place from

January 1, 2010. Please also disclose the amount of the borrowing, the interest rates assumed on your financings and, if an interest rate is not fixed, ensure that the rates are current interest rates rather than interest rates prevailing during the periods covered by the pro forma information. If actual interest rates can vary from those depicted, please disclose the effect on income of a 1/8 percent variance in interest rates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Kim Jackson
        WageWorks, Inc.

        Mark Baudler
        Wilson Sonsini Goodrich & Rosati, Professional Corporation